FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES THE GRANTING OF OPTIONS

Toronto, Ontario, January 28, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announced today that it has granted an aggregate of 1,820,000 stock options to certain directors, executive officers and consultants of the Company on January 27, 2010. The options have an exercise price of U.S. $0.60 per share, subject to various vesting and termination provisions, and expire January, 2015.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has three petroleum exploration licenses; the Eitan, Gabriella and Yitzhak Licenses, collectively covering an aggregate total of approximately 160,500 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod and 17 km offshore between Hadera and Netanya.

For more information contact:

Canada	Israel
Alan Friedman	Ilan Diamond
Executive VP, Corp. Development	Chief Executive Officer
Adira Energy Ltd.	Adira Energy Ltd.
info@adiraenergy.com	info@adiraenergy.com
+1 416 250 1955	+ 972 54 286 7503
+ 972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.